K&L Gates LLP
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T 312.372.1121 www.Klgates.com

March 6, 2009	Patrick J. Maloney
D 312.807.4265
F 312.827.8037
patrick.maloney@klgates.com

VIA OVERNIGHT MAIL AND EDGAR

United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Mellissa Campbell Duru, Esq.
Attorney-Advisor

Re:	Tier Technologies, Inc.
Definitive Additional Soliciting Materials filed on February 18, 2009 by Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy
File No. 1-33475

Ladies and Gentlemen:

On behalf of Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy (collectively, “Discovery”), we have set forth below Discovery’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Patrick J. Maloney of this firm, dated February 24, 2009 (the “Comment Letter”), commenting on the definitive additional soliciting materials of Discovery relating to Tier Technologies, Inc. (“Tier” or the “Company”) that were filed with the Commission on February 18, 2009 (the “Soliciting Materials”).  This firm combined its practice with Bell, Boyd & Lloyd LLP effective March 1, 2009.

The supplemental information set forth in this letter has been supplied by Discovery for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by Discovery.  For convenience, each of the Staff’s consecutively numbered comments is set forth in italics, followed by Discovery’s response.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Soliciting Materials.

Exhibit 1

Section III — Tier Governance Crisis

1.             We note the data presented regarding Tier’s comparable stock performance since its initial public offering.  We refer you to data presented in the definitive additional soliciting materials filed by the company on February 17, 2009 which sets forth data regarding Tier’s comparable stock performance.  While the Company’s data shows that Tier’s stock outperformed the market, your data shows that Tier’s stock has underperformed as compared to comparable companies since its IPO.  Please provide support for your findings given this discrepancy.  Supplementally advise us of the peer group used in the comparison and any other significant variables factored into the comparative analysis.

Response 1:  With respect to Discovery’s statement that Tier’s stock has underperformed as compared to an index of comparable companies since its initial public offering, Discovery refers the Staff to the data presented on page 28 of the definitive additional soliciting materials filed by the Company with the Commission on February 17, 2009 (the “Company’s Soliciting Materials”) that sets forth a comparison of Tier’s stock performance against various indices for the 1, 3, and 5 year periods ending February 9, 2009, which data is reprinted below:

	1 Year	3 Year	5 Year

Tier	-27%	-25%	-44%
S&P 500	-35%	-31%	-24%
Russell 2000	-33%	-35%	-20%

Core Bank Processors	-17%	6%	-4%
Other Financial Transaction Services	-26%	-18%	25%
Average without Tier	-28%	-20%	-6%

The S&P 500 Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.  Discovery does not believe that Tier is comparable in any meaningful respect to the stocks included in the S&P 500.  The Russell 2000 Index is an index comprised of the smallest 2000 companies in the Russell 3000 Index, representing approximately 8% of the Russell 3000 total market capitalization.  While it provides a meaningful measure of the performance of the market for small cap stocks generally, it does not in Discovery’s view provide a meaningful basis of comparison to anything other than alternative classes of assets (such as large cap stocks.).  In any event, Discovery notes that while the Company’s data reflects that Tier’s stock price has outperformed these indices in the 1-Year and 3-Year periods, it has underperformed such indices significantly in the 5-Year period.

More importantly in Discovery’s view, the Company’s data shows that it has underperformed in comparison to both the Core Bank Processors and the Other Financial Transaction Services peer groups over the 1, 3 and 5 year periods.  These peer groups of companies were apparently selected by the Company for comparison.  Discovery believes that the comparisons to the Core Bank Processors and Other Financial Services peer groups are particularly relevant as such groups include companies that Discovery believes are generally comparable to Tier.  Business descriptions of the companies included in the Core Bank Processors and the Other Financial Services peer groups are being provided to the Staff on a supplemental basis to show the similarity of such businesses to that of the Company, and are attached hereto as Appendix A.

Set forth below is a comparison of Tier’s performance for the 1, 3, and 5 year periods against the peer group used by Discovery in the Soliciting Materials.

	1 Year	3 Year	5 Year

Tier	-27%	-25%	-44%
Discovery Peer Group	-33%	-29%	-1%

The fourteen public companies included in the peer group used in Discovery’s peer group comparison are identified on page 11 of the Soliciting Materials and consist of the following:

Euronet Worldwide Inc.

Fiserv Inc.

H&R Block Inc.

Intuit Inc.

Jack Henry & Associates, Inc.

Total Systems Services, Inc.

Online Resources Corp.

Cybersource Corp.

Global Payments Inc.

Alliance Data Systems Corp.

Heartland Payment Systems Inc.

Global Cash Access Holdings

Fidelity National Info. Services

Metavante Technologies

Discovery selected these companies based on similarities to the Company.  For the Staff’s information, the business of each of these companies is described in Appendix A.  While no one company provides a perfect comparison to the Company because of the narrow niche occupied by the business of the Company, Discovery believes that these 14 companies, considered in composite, provides a reasonable peer group with which to compare the Company, which conclusion Discovery believes is independently supported by the following:

1.             The Company’s Soliciting Materials include 11 of the 14 companies in the peer group as either “Tier Comps”, or members of the Core Bank Processors or Other Financial Transaction Services peer groups referenced above.

2.             11 of the 14 companies in the peer group are classified under the “IT Services” GICS code, which is the same classification assigned to the Company.

3.             A report by Barrington Research published on December 2, 2008, a copy of which is being provided on a supplemental basis to the Staff and is attached as Appendix B hereto, includes 8 of the 14 companies in Barrington’s “Electronic Transaction Processors” industry analysis.

2.             Please supplementally provide us with support for the data on valuation multiples and analyses that are outlined in this section  Where the basis of support are other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.  In addition, advise us what consideration, if any, has been given to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

Response 2:  Discovery obtained the data and projections concerning Tier from reports filed by Tier with the Commission.  Discovery obtained the financial statistics for the comparable companies presented in the Soliciting Materials from Capital IQ, a database and data provider that is a division of Standard & Poor’s.  Capital IQ states on its website that it “provides financial research and analytical solutions to over 2,400 investment banks, fund managers and corporations.”

It is Discovery’s understanding that Capital IQ obtains its source data from filings of companies with the Commission and other securities regulatory bodies as well as other sources that it believes to be reliable.  Discovery did not independently create, process or verify this data (other than entering research requests into the Capital IQ database), but believes it is reasonable to rely on its accuracy.  To provide a basis for such belief, Discovery is providing to the Staff on a supplemental basis attached as Appendix C the Consolidated Statements of Income of Metavante Technologies, Inc. (“Metavante”) included in the consolidated financial statements filed with Metavante’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and a copy of page 25 of the Soliciting Materials marked to indicate examples where Discovery’s data accurately reflects what is presented in Metavante’s statement of income.

From such data, Discovery calculated the enterprise value multiples and other derived data used in its presentation based on standard conventions for such calculations in the financial industry.

With regard to your question as to what consideration, if any, has been given to adhering to the disclosure standards enunciated in the Exchange Act Release No 16833 (the “Release”), Discovery respectfully submits that the disclosure standards enunciated in the Release, which apply to proxy contests “where a principal issue in contention is the liquidation of all or a part of the equity of an issuer,” are not applicable to the Soliciting Materials because the disposition of the Company’s assets or stock is not an immediate issue in contention in Discovery’s solicitation.  In citing the situations with which the Release was concerned, the Release states:

While the proposals have run the gamut from a mere promise to seek a buyer for the issuer’s assets or outstanding stock to a commitment to undertake a program of disposition  of assets and distribution of the proceeds realized, each has been based on the premise that the market price of the issuer’s securities did not reflect the value that could be realized by its shareholders upon liquidation of all or a part of their investment in the issuer.  Whatever form of disposition proposed, the focus has been on the proceeds to be made available to the shareholders, whether by dividend, tender offer, merger, exchange or liquidation distribution.  In a number of instances, those sponsoring the proposal have projected the dollar amount per share to be available to shareholders if such proposal is effected.

Discovery recognizes that it has suggested that a sale of Tier may be in the best interest of stockholders of that company, but believes such opinion has been advanced as just one possibility among others with respect to what actions would maximize value for Tier’s stockholders.  Instead, Discovery has sought to provide information to shareholders and other interested parties (such as the proxy advisory services with which it has met) regarding the stand-alone value of Tier’s EPP business based on standard valuation metrics used in the evaluation of businesses by buy-side investment analysts, after peeling away other aspects of Tier’s operations (such as its corporate overhead and Tier’s large cash balance) that may obscure that value.  Discovery’s goal has been to provide a good faith estimate of the values that might be realized from that business, either through a better perception of Tier’s business in the market or possibly the sale of the business.  Discovery has publicly acknowledged that these values may not be obtainable in today’s market (see page 38 of the Soliciting Materials).  Further, unlike in the situations discussed in the Release, the Company can use the same analytic tools to make a different case, although it probably does not disagree generally with Discovery’s proposition that EPP is a highly valuable asset.  As Proxy Governance, the independent proxy advisory firm, noted in its report on this proxy contest:

This proxy contest is remarkable for the list of things it is not about:  both management and dissidents are in violent agreement on the strategic plan to exit legacy businesses and focus on the EPP business; both sides expect strong growth in both transactions and revenue from that business, and both believe the corporate cost structure requires substantial, sustainable trimming in the near term. (emphasis added)

If you have any questions regarding these responses or wish to discuss them, please feel free to contact me at (312) 807-4265.

Very truly yours,

/s/ Patrick J. Maloney
Patrick J. Maloney

cc:	Michael R. Murphy
Discovery Equity Partners, L.P.